UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

SCHEDULE 13D/A INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE § 240.13d-2(a)
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No.  1)*

WILSHIRE ENTERPRISES, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

971889100
(CUSIP Number)

Pamela E. Flaherty, Esq.
Blank Rome LLP
405 Lexington Avenue
New York, New York 10174
(212) 885-5174

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 3, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

__________

1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A
CUSIP NO. 971889100	Page 2 of 7 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) NICKOLAS W. JEKOGIAN III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a)☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER ---
	8	SHARED VOTING POWER ---
	9	SOLE DISPOSITIVE POWER ---
	10	SHARED DISPOSITIVE POWER ----
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON* IN

SCHEDULE 13D/A
CUSIP NO. 971889100	Page 3 of 7 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) NWJ Apartment Holdings Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a)☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION MARYLAND
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER ---
	8	SHARED VOTING POWER ---
	9	SOLE DISPOSITIVE POWER ---
	10	SHARED DISPOSITIVE POWER ---
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON* CO

Item 1. Security and Issuer.

This Schedule 13D/A relates to shares of Common Stock, $1.00 par value per share (the "Shares"), of Wilshire Enterprises, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 1 Gateway Center, Newark, NJ 07102.

This Amendment No. 1 (the “Amendment”) amends the Statement on Schedule 13D originally filed on June 19, 2008 (the “Original Statement”) by Nickolas W. Jekogian III (“Jekogian”) and NWJ Apartments Holding Corp. (“NWJ”).

This Amendment is being made to disclose the entry into a Termination Agreement (defined below) by which the merger agreement reported in the Original Statement has been terminated.

Item 4. Purpose of Transaction.

Item 4 is amended to add the following:
The Company has entered into a termination agreement with NWJ Acquisition Corp. and NWJ (the “Termination Agreement”) which Termination Agreement terminates the Merger Agreement.

Item 5. Interest in Securities of the Issuer.

Item 5 is amended in its entirety as follows:

As of the date of this Schedule, neither Jekogian nor NWJ has dispositive or voting power over any Shares and has no right to acquire any Shares.

During the last sixty days, neither Jekogian nor NWJ has effected any purchases of the Shares in open market transactions.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is amended in its entirety as follows:

Jekogian and NWJ do not have any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Company, including, but not limited to, transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Exhibit
99.1 Joint Filing Agreement
99.2 Termination Agreement

SIGNATURE

After reasonable inquiry, and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: December 4, 2008	By:	/s/ Nickolas W. Jekogian III
NICKOLAS W. JEKOGIAN III

NWJ APARTMENT HOLDINGS CORP.

By:	/s/ Nickolas W. Jekogian III
By: Nickolas W. Jekogian III
Title: President